UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Tvia, Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

87307P 10 1

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 87307P 10 1

1.	Name of Reporting Person: Kenny Liu		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 227,650 shares

		6.	Shared Voting Power: 1,017,744 shares /1/

		7.	Sole Dispositive Power: 227,650 shares

		8.	Shared Dispositive Power: 1,017,755 shares /1/

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,295,394 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.4%

12.	Type of Reporting Person: IN

/1/ Includes 884,412 shares which are directly held by the Liu-Lee Family Trust, of which Mr. Liu is a trustee. The remaining 133,332 shares are directly held by Mr. Liu’s minor children.

Item 1(a) Name of Issuer:

     Tvia, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

4001 Burton Avenue, Santa Clara, California 95054

Item 2(a) Name of Person Filing:

     Kenny Liu

Item 2(b) Address of Principal Business Office or, if none, Residence:

     4001 Burton Avenue, Santa Clara, California 95054

Item 2(c) Citizenship:

     United States

Item 2(d) Title of Class of Securities:

     Common Stock, $.001 par value

Item 2(e) CUSIP Number:

     87307P 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in section 3(a) (6) of the Act
(c)	☐	Insurance Company as defined in section 3(a) (19) of the Act
(d)	☐	Investment Company registered under section 8 of the Investment Company Act
(e)	☐	Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)
(h)	☐	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with Section 240.13d-1(b)(ii)(J)

     Not applicable.

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,245,394 shares of Common Stock

(b)	Percent of class: 5.4%. The calculation of percentage of beneficial ownership was based on 23,012,616 shares of Common Stock outstanding as of December 31, 2004.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 227,650 shares

(ii)	Shared power to vote or to direct the vote: 1,017,744 shares, which includes 884,412 shares which are directly held by the Liu-Lee Family Trust, of which Mr. Liu is a trustee. The remaining 133,332 shares are directly held by Mr. Liu’s minor children.

(iii)	Sole power to dispose or to direct the disposition of: 227,650 shares

(iv)	Shared power to dispose or to direct the disposition of: 1,017,744 shares, which includes Shared power to vote or to direct the vote: 1,017,744 shares, which includes 884,412 shares which are directly held by the Liu-Lee Family Trust, of which Mr. Liu is a trustee. The remaining 133,332 shares are directly held by Mr. Liu’s minor children.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certifications

     Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 14, 2005.

/s/ Kenny Liu
Kenny Liu